Exhibit 12.1

Ratio of Earnings to Fixed Charges

		Year Ended December 31,
Amounts in millions, except ratios	Sept YTD 2017	2016	2015	2014	2013	2012
Ratio of Earnings to Fixed Charges	7.1 x	6.5 x	6.7 x	6.1 x	6.4 x	4.0 x

Details of the specific calculations are set forth below

		Year Ended December 31,
	Sept YTD 2017	2016	2015	2014	2013	2012
Earnings
Income before taxes	$604.6	$688.5	$664.5	$614.3	$423.6	$244.8
Add: Fixed charges	99.2	123.7	116.8	119.7	78.7	80.2

Subtotal	703.8	812.2	781.3	734.0	502.3	325.0
Less: Capitalized interest	(1.8)	(2.5)	(2.0)	(2.8)	(1.7)	(0.8)

Total	$702.0	$809.7	$779.3	$731.2	$500.6	$324.2

Fixed charges
Interest expense	$74.6	$91.8	$85.5	$88.4	$58.3	$62.9
Capitalized interest	1.8	2.5	2.0	2.8	1.7	0.8
Interest portion of rent expense (1)	22.8	29.4	29.3	28.5	18.7	16.5

Total	$99.2	$123.7	$116.8	$119.7	$78.7	$80.2

Ratio of Earnings to Fixed Charges	7.1 x	6.5 x	6.7 x	6.1 x	6.4 x	4.0 x

(1)	The interest portion of rent expense represents the estimated interest component of such rental payments

Earnings available for fixed charges represent earnings before income taxes and fixed charges excluding capitalized interest. Fixed charges represent interest expense; amortization of treasury lock settlements; debt discount and expenses; capitalized interest and that portion of rental expense deemed to be the equivalent of interest.